Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	State or Jurisdiction of Organization
California Agency Holding, LLC	Missouri
EDJ Holding Company, Inc.	Missouri
EDJ Leasing Co., L.P.	Missouri
Edward D. Jones & Co. Agency Holding Co., Inc.	Ontario, Canada
Edward D. Jones & Co. Canada Holding Co., Inc.	Ontario, Canada
Edward D. Jones & Co., L.P. d/b/a Edward Jones	Missouri
Edward Jones	Ontario, Canada
Edward Jones Insurance Agency	Ontario, Canada
Edward Jones Insurance Agency Holding, L.L.C.	Missouri
Edward Jones Insurance Agency of California, L.L.C.	California
Edward Jones Insurance Agency of Massachusetts, L.L.C.	Massachusetts
Edward Jones Insurance Agency of New Mexico, L.L.C.	New Mexico
Edward Jones Insurance Agency (Quebec) Inc.	Ontario, Canada
Edward Jones Trust Company	Federally Chartered
EJ Mortgage, L.L.C.	Missouri
LHC, Inc.	Missouri
Olive Street Investment Advisers, LLC	Missouri
Passport Research, Ltd.	Pennsylvania